                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                         CAL DIVE INTERNATIONAL, INC.
                -----------------------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
                -----------------------------------------------
                        (Title of Class of Securities)


                                  0001279141
                ----------------------------------------------
                                (CUSIP NUMBER)


                          CAMBRIDGE INVESTMENTS, LTD.
                             600 Montgomery Street
                                  27th Floor
                        San Francisco, California 94111
                           Tel. No.: (415) 627-3017
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              - with copies to -

                          Michael G. Tannenbaum, Esq.
             Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                         900 Third Avenue - 13th Floor
                           New York, New York 10022
                                (212) 508-6700


                              September 16, 1997
               -------------------------------------------------
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 7 Pages

------------------------------                   -------------------------------
CUSIP No.  0001279141                13D
--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Cambridge Investments, Ltd.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
      3         SEC USE ONLY


--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               00
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]


--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.
--------------------------------------------------------------------------------
              NUMBER OF       7    SOLE VOTING POWER
               SHARES
            BENEFICIALLY           1,028,100 shares of Common Stock (See Item 5)
              OWNED BY             ---------------------------------------------
                EACH          8    SHARED VOTING POWER
              REPORTING
             PERSON WITH           0 shares of Common Stock (See Item 5)
                                   ---------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   1,028,100 shares of Common Stock (See Item 5)
                                   ---------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   0 shares of Common Stock (See Item 5)
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,028,100 shares of Common Stock (See Item 5.)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                             [ ]

--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.09% of Common Stock  (See Item 5)
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                IA
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 7 Pages

                        AMENDMENT NO. 1 OF SCHEDULE 13D
                        -------------------------------

                  This Amendment No. 1 to Schedule 13D is being filed on behalf of Cambridge Investments, Ltd., a California corporation ("Cambridge"), registered as an investment advisor in the State of California, regarding shares of Cal Dive International, Inc. acquired on behalf of certain of its clients.

Item 1.           Security and Issuer
                  -------------------

                  Securities acquired:  Common Stock, no par value

                  Issuer:     Cal Dive International, Inc.
                              13430 Northwest Freeway
                              Suite 350
                              Houston, Texas  77040
                              Tel. No. (281) 618-0400


Item 2.           Identity and Background
                  -----------------------

                  There is no change in this section.


Item 3.           Source and Amount of Funds
                  --------------------------

                  Cambridge, through Cambridge Energy Fund International Ltd. ("CEF"), Cambridge Energy, L.P. ("CELP"), Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), Palamundo, LDC ("Pal"), Quantum Partners, LDC ("QUE") (collectively, the "Funds"), has invested approximately $23,179,101.00 in Common Stock of the Issuer as described in
Item 5 below. CEF, CELP, COG, COG Int'l, Palamundo, and QUE, have invested approximately $7,868,710.62, $8,293,595.09, $1,807,496.92, $1,220,379.93,
$361,699.69, and $3,627,218.12, respectively. The source of these funds was the respective working capital of each of the Funds.


Item 4.           Purpose of the Transaction
                  --------------------------

                  There is no change in this section.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  (a) As of October 7, 1997, Cambridge is the beneficial owner of 1,028,100 shares of Common Stock, or 7.09% of the shares outstanding. Of the 1,028,100 shares of Common Stock described above, (i) 373,863 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (ii) 374,229 are

                               Page 3 of 7 Pages
deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (iii) 83,345 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 41,276 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l; (v) 16,037 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Palamundo; and (vi) 139,350 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of QUE.

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership of Cambridge on October 7, 1997 is based on an aggregate of 14,502,831 shares of Common Stock outstanding as reported in the Issuer's 10-Q dated June 30, 1997.

                  (b) Cambridge has the sole power to vote and dispose of shares of the Common Stock held for the institutional accounts of CEF, CELP, COG, COG Int'l Palamundo, and QUE, mentioned above.

                  (c) The transactions in the Issuer's securities by Cambridge since the last filing are listed as Annex A attached hereto and made apart hereof.

                  (d) CEF, CELP, COG, COG Int'l, Palamundo, QUE, respectively, have the right to participate in the receipt of dividends and/or proceeds from the sale of securities held on behalf of such funds.

                  (e) There is no change in this subsection.


Item 6.           Contracts, Arrangement, Understandings or Relationships with
                  ------------------------------------------------------------
                  Respect to Securities of the Issuer
                  -----------------------------------

                  There is no change in this section.


Item 7.           Material to be Filed as Exhibits
                  --------------------------------

                  There is change in this section.


                               Page 4 of 7 Pages

================================================================================================================================
         DATE                   TRANS                 SHARES                     PRICE                       ACCOUNT
                                (A/D)                                             ($)
--------------------------------------------------------------------------------------------------------------------------------
       08/11/97                   A                            6,300                     27.3750               CEF
--------------------------------------------------------------------------------------------------------------------------------
       08/11/97                   A                            2,100                     27.1250               CEF
--------------------------------------------------------------------------------------------------------------------------------
       08/11/97                   A                            6,300                     27.3750              CELP
--------------------------------------------------------------------------------------------------------------------------------
       08/11/97                   A                            2,100                     27.1250              CELP
--------------------------------------------------------------------------------------------------------------------------------
       08/11/97                   A                              300                     27.3750              COGI
--------------------------------------------------------------------------------------------------------------------------------
       08/11/97                   A                              100                     27.1250              COGI
--------------------------------------------------------------------------------------------------------------------------------
       08/11/97                   A                              300                     27.3750               PAL
--------------------------------------------------------------------------------------------------------------------------------
       08/11/97                   A                              100                     27.1250               PAL
--------------------------------------------------------------------------------------------------------------------------------
       08/11/97                   A                            1,800                      27.375               QUE
--------------------------------------------------------------------------------------------------------------------------------
       08/11/97                   A                              600                      27.125               QUE
--------------------------------------------------------------------------------------------------------------------------------
       09/02/97                   A                            1,550                     33.7887               CEF
--------------------------------------------------------------------------------------------------------------------------------
       09/02/97                   A                            1,600                     33.7887              CELP
--------------------------------------------------------------------------------------------------------------------------------
       09/02/97                   A                              400                     33.7887               COG
--------------------------------------------------------------------------------------------------------------------------------
       09/02/97                   A                              100                     33.7887              COGI
--------------------------------------------------------------------------------------------------------------------------------
       09/02/97                   A                              100                     33.7887               PAL
--------------------------------------------------------------------------------------------------------------------------------
       09/02/97                   A                              450                     33.7887               QUE
--------------------------------------------------------------------------------------------------------------------------------
       09/03/97                   A                            1,500                     34.5000              CELP
--------------------------------------------------------------------------------------------------------------------------------
       09/03/97                   A                            1,000                     34.5000              COGI
--------------------------------------------------------------------------------------------------------------------------------
       09/05/97                   A                              925                     34.0000               CEF
--------------------------------------------------------------------------------------------------------------------------------
       09/05/97                   A                              950                     34.0000              CELP
--------------------------------------------------------------------------------------------------------------------------------
       09/05/97                   A                              250                     34.0000               COG
--------------------------------------------------------------------------------------------------------------------------------
       09/05/97                   A                              200                     34.0000              COGI
--------------------------------------------------------------------------------------------------------------------------------
       09/05/97                   A                              175                     34.0000               PAL
--------------------------------------------------------------------------------------------------------------------------------
       09/08/97                   A                            1,050                       33.75               CEF
--------------------------------------------------------------------------------------------------------------------------------
       09/08/97                   A                            1,050                     33.7500              CELP
--------------------------------------------------------------------------------------------------------------------------------
       09/08/97                   A                              400                       33.75               QUE
--------------------------------------------------------------------------------------------------------------------------------
       09/09/97                   A                            2,000                     33.5000               COG
--------------------------------------------------------------------------------------------------------------------------------

                               Page 5 of 7 Pages

================================================================================================================================
         DATE                   TRANS                 SHARES                     PRICE                       ACCOUNT
                                (A/D)                                             ($)
--------------------------------------------------------------------------------------------------------------------------------
       09/09/97                   A                            1,000                     35.5000              COGI
--------------------------------------------------------------------------------------------------------------------------------
       09/12/97                   A                            4,200                     35.6250               CEF
--------------------------------------------------------------------------------------------------------------------------------
       09/12/97                   A                            4,200                     35.6250              CELP
--------------------------------------------------------------------------------------------------------------------------------
       09/12/97                   A                              600                     35.6250               COG
--------------------------------------------------------------------------------------------------------------------------------
       09/12/97                   A                              300                     35.6250              COGI
--------------------------------------------------------------------------------------------------------------------------------
       09/12/97                   A                              200                     35.6250               PAL
--------------------------------------------------------------------------------------------------------------------------------
       09/12/97                   A                            1,100                     35.6250               QUE
--------------------------------------------------------------------------------------------------------------------------------
        9/16/97                   A                            4,200                     35.3750               CEF
--------------------------------------------------------------------------------------------------------------------------------
        9/16/97                   A                            4,200                     35.3750              CELP
--------------------------------------------------------------------------------------------------------------------------------
        9/16/97                   A                              300                     35.3750              COGI
--------------------------------------------------------------------------------------------------------------------------------
        9/16/97                   A                              200                     35.3750               PAL
--------------------------------------------------------------------------------------------------------------------------------
        9/16/97                   A                            1,100                     35.3750               QUE
--------------------------------------------------------------------------------------------------------------------------------
        9/17/97                   A                            5,000                     35.1250              COGI
--------------------------------------------------------------------------------------------------------------------------------
        9/18/97                   A                            2,500                     34.8750               CEF
--------------------------------------------------------------------------------------------------------------------------------
        9/18/97                   A                            2,500                     34.8750              CELP
--------------------------------------------------------------------------------------------------------------------------------
        9/24/97                   A                            8,400                     34.6250               CEF
--------------------------------------------------------------------------------------------------------------------------------
        9/24/97                   A                            8,400                     34.6250              CELP
--------------------------------------------------------------------------------------------------------------------------------
        9/24/97                   A                              600                     34.6250              COGI
--------------------------------------------------------------------------------------------------------------------------------
        9/24/97                   A                              400                     34.6250               PAL
--------------------------------------------------------------------------------------------------------------------------------
        9/24/97                   A                            2,200                     34.6250               QUE
--------------------------------------------------------------------------------------------------------------------------------
        10/1/97                   D                          (6,200)                     36.8750               CEF
--------------------------------------------------------------------------------------------------------------------------------
        10/1/97                   D                          (6,200)                     36.8750              CELP
--------------------------------------------------------------------------------------------------------------------------------
        10/1/97                   A                            3,200                     36.8750               COG
--------------------------------------------------------------------------------------------------------------------------------
        10/1/97                   A                           11,800                     36.8750              COGI
--------------------------------------------------------------------------------------------------------------------------------
        10/1/97                   D                            (300)                     36.8750               PAL
================================================================================================================================

  * These transactions relate to shares held by family members and entities established for their benefit.


                               Page 6 of 7 Pages

Signatures
----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 7, 1997


                                                     CAMBRIDGE INVESTMENTS, LTD.


                                                     By:    /s/ Jocelyn Weingart
                                                          ----------------------
                                                          Jocelyn Weingart,
                                                          Vice President



                               Page 7 of 7 Pages